Exhibit 99.1

Grupo Financiero Galicia S.A.

Cuit 30-70496280-7

October 21, 2014

Buenos Aires

To: Comisión Nacional de Valores (National Securities Exchange Commission)

Re.: Grupo Financiero Galicia S.A. – Class VI Notes for up to $200,000,000 (extendible up to $250,000,000)

To whom it may concern,

We are writing to you in relation to the Class VI Notes for up to US$200,000,000 (extendible up to US$250,000,000) to be issued in two series, Series I (“Series I Notes”) and Series II (“Series II Notes”), under the Global Program of simple, short, mid- and/or long-term Notes, non-convertible into shares for a maximum outstanding face value of up to US$100,000,000 or the equivalent thereof in another currency (the “Program”).

Please note that after the close of the Subscription Period, it has been determined that the issuance of Series I Notes and Series II Notes will amount to a global face value of up to US$250,000,000.

The notes were issued with the following detail:

Series I Notes:

1.	Principal Amount: $140,155,155

2.	Date of issuance: October 23, 2014.

3.	Interest Rate: 3.25 % of face value.

4.	Maturity Date: April 23, 2016.

5.	Payment of Principal: The aggregate principal amount of Series I Notes shall be paid in one lump sum on April 23, 2016.

6.	Payment of Interest: Interest on Series I Notes shall be payable on January 23, 2015; April 23, 2015; July 23, 2015; October 23, 2015; January 23, 2016 and April 23, 2016.

7.	Duration: 1.31 years

8.	Apportionment factor: 77.71%

9.	Offers received: 29

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Grupo Financiero Galicia S.A.

Cuit 30-70496280-7

Series II Notes:

1.	Principal Amount: $109,844,845

2.	Date of issuance: October 23, 2014.

3.	Interest Rate: 4.25 % of face value.

4.	Maturity Date: October 23, 2017.

5.	Payment of Principal: The aggregate principal amount of Series II Notes shall be paid in one lump sum on October 23, 2017.

6.	Payment of Interest: Interest on Series II Notes shall be payable on January 23, 2015; April 23, 2015; July 23, 2015; October 23, 2015; January 23, 2016; April 23, 2016; July 23, 2016; October 23, 2016; January 23, 2017; April 23, 2017; July 23, 2017 and October 23, 2017.

7.	Duration: 2.22 years

8.	Apportionment factor: None.

9.	Offer received: 24

Sincerely,

A. Enrique Pedemonte

Authorized – Attorney-in-law

Grupo Financiero Galicia

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.